EXHIBIT (h)(9)


                    SHAREHOLDER ACCOUNT SERVICING AGREEMENT

         THIS AGREEMENT, made this 1st day of October, 1998, by and between First American Funds, Inc., a Minnesota corporation (the "Company"), on behalf of each series of the Company's common stock (such series are referred to herein individually as a "Fund" and collectively as the "Funds"), and U.S. Bank National Association, a national banking association (the "Servicing Agent").

                                  WITNESSETH:

         WHEREAS, the Company has entered into an Agency Agreement with DST Systems, Inc. ("DST") pursuant to which DST was appointed as Transfer Agent and Dividend Disbursing Agent for the Funds; and

         WHEREAS, management of the Company has determined that it would be in the best interests of each Fund and its shareholders to maintain with DST certain omnibus accounts, with each such account representing the accounts of a number of individual shareholders who maintain accounts with the Servicing Agent or its affiliates in which Class A and Class B shares of the Funds are held, and to have the Servicing Agent provide transfer agent and dividend disbursing agent services for such underlying individual shareholder accounts.

         NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the parties hereto agree as follows:

          1. Scope of Appointment.

         (a) Subject to the conditions set forth in this Agreement, the Company hereby appoints the Servicing Agent to perform certain transfer agent and dividend disbursing agent services, and the Servicing Agent accepts such appointment.

         (b) Such services shall be provided with respect to all individual shareholder accounts encompassed within the omnibus accounts referenced above.

         (c) The Servicing Agent agrees to provide the necessary facilities, equipment and personnel to perform its duties and obligations hereunder in accordance with industry practice.

         (d) The Servicing Agent agrees to perform the usual and ordinary services of transfer agent and dividend disbursing agent not performed by DST with respect to the shareholder accounts outlined in Section 1(b), including, without limitation, the following: maintaining all shareholder accounts; preparing shareholder meeting lists; mailing shareholder reports and prospectuses; tracking shareholder accounts for blue sky and Rule 12b-1 purposes; withholding taxes on non-resident


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alien and foreign corporation accounts; preparing and mailing checks for disbursement of income dividends and capital gains distributions; preparing and filing U.S. Treasury Department Form 1099 for all shareholders; preparing and mailing confirmation forms to shareholders and dealers with respect to all purchases, exchanges and liquidations of Fund shares and other transactions in shareholder accounts for which confirmations are required; recording reinvestments of dividends and distributions in Fund shares; recording redemptions of Fund shares; and preparing and mailing checks for payments upon redemption and for disbursements to withdrawal plan holders.

          (e) The Servicing Agent shall perform all services relating to shareholder transactions, share redemptions and maintaining shareholder accounts on the same business day as the request for the transaction is received. The Servicing Agent shall perform all services relating to payouts of monies no later than three business days following the date of receipt of the request for the transaction. The Servicing Agent shall perform all services relating to the provision of confirmations no later than three business days following the transaction. Any activities not enumerated will be fulfilled no later than the time required by applicable law. In each case the time standards will be adjusted to meet any applicable requirements of law. The time frames above include not only the performance of the activity, but the appropriate quality control and mailing of the related checks, confirms, letters or other documents.

          The Servicing Agent will maintain records of its performance, available to the Company for inspection upon reasonable notice.

          2. Compensation. As compensation for the services to be provided by the Servicing Agent hereunder, each Fund will pay to the Servicing Agent an annual per-account fee as set forth in Exhibit A hereto. Such fee shall be payable on a monthly basis at a rate of 1/12th of the annual per-account charge, with payment being made within ten business days following the end of the month covered by such payment. Such fee covers all services outlined in Section 1(d) with the exception of preparing shareholder meeting lists and mailing shareholder reports and prospectuses. These services, along with proxy processing (if applicable) and other special service requests, will be billable as performed at a mutually agreed upon fee in addition to the annual fee as noted, provided that such mutually agreed upon fee shall be fair and reasonable in light of the usual and customary charges made by others for services of the same nature and quality.

         3. Records

         (a) The Servicing Agent will maintain customary records in connection with its agency appointment hereunder, and in particular will maintain those records


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required to be maintained pursuant to subparagraph 2(iv) of paragraph (b) of
Rule 31a-1 under the Investment Company Act of 1940, as amended (the "1940
Act").

         (b) To the extent required by Section 31 of the 1940 Act and the rules and regulations thereunder, the Servicing Agent agrees that all records maintained by the Servicing Agent relating to the services to be performed by it under this Agreement are the property of the Company and will be preserved in accordance with Rule 31a-2 under the 1940 Act and will be surrendered promptly to the Company upon request.

          4. Complaints and Regulatory Actions. The Servicing Agent and the Company shall cooperate fully in any securities regulatory investigation or proceeding or judicial proceeding with respect to the Servicing Agent, the Company, their affiliates (as defined in the 1940 Act) and/or their agents, representatives or employees to the extent that such investigation or proceeding is in connection with the services subject to this Agreement. Without limiting the foregoing, the parties shall notify each other promptly of the receipt of notice of any such investigation or proceeding and of any customer complaint relating to or learned of in the course of the provision of services subject to this Agreement.

         In the case of any such customer complaint, the Servicing Agent and the Company and their affiliates shall cooperate in investigating such complaint. Any response to a customer complaint relating to the Company must be approved in writing by the Company prior to it being sent to the customer or any regulatory authority. The Company agrees to review any such response to such substantive complaint prepared by the Servicing Agent within three (3) business days of its receipt by the Company, except that, if a more prompt response is required, the Company shall review such response within the required shorter time period. Any response by the Servicing Agent to a customer complaint which relates to the Servicing Agent or its affiliates shall be provided to the Company no later than the time it is provided to the customer or any regulatory authority.

          5. Fund Shares Held on Behalf of Servicing Agent Clients. Fund shares held by the Servicing Agent on behalf of a client of the Servicing Agent or its affiliates shall be carried in a custody account for the exclusive benefit of clients of the Servicing Agent or such affiliate, as the case may be, and shall not be subject to any right, charge, security interest, lien or other claim against the Servicing Agent or such affiliate in favor of the Company or any Fund.

         6. Indemnification.

         (a) The Servicing Agent will not be responsible for, and the Company will hold harmless and indemnify the Servicing Agent from and against, any loss by or liability to the Company or a third party, including attorneys' fees, in connection


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with any claim or suit asserting any such liability arising out of or attributable to actions taken by the Servicing Agent pursuant to this Agreement, unless the Servicing Agent has acted negligently or in bad faith. Without limitation of the foregoing:

               (i) at any time the Servicing Agent may apply to any officer of the Company for instructions, and may consult with legal counsel for the Company or its own legal counsel at the expense of the Company, with respect to any matter arising in connection with its agency, and the Servicing Agent will not be liable for any action taken or omitted by it in good faith reliance upon such instructions or upon the opinion of such counsel; and

               (ii) the Servicing Agent may rely upon and will be protected in acting upon any paper or document reasonably believed by it to be genuine and to have been signed by the proper person or persons and will not be held to have notice of any change of authority of any person until receipt of written notice thereof from the Company.

          (b) The Servicing Agent will hold harmless and indemnify the Company from and against any loss or liability arising out of the Servicing Agent's failure to comply with the terms of this Agreement or arising out of the Servicing Agent's negligence, misconduct or bad faith.

          7. Interpretation; Governing Law. This Agreement shall be subject to and interpreted in accordance with all applicable provisions of law, including, without limitation, the 1940 Act and the rules and regulations promulgated thereunder. To the extent the provisions herein contained conflict with any such applicable provisions of law, the latter shall control. The laws of the State of Minnesota shall otherwise govern the construction, validity and effect of this Agreement.

          8. Effective Date; Duration; Termination.

          (a) This Agreement shall be effective as of the date first set forth above.

          (b) Unless sooner terminated as hereinafter provided, this Agreement shall continue in effect from year to year but only so long as such continuance is specifically approved at least annually by the Board of Directors of the Company, including a majority of the Directors who are not parties to this Agreement or "interested persons" of any such party (as defined in the 1940
Act), by vote cast in person at a meeting called for the purpose of voting on such approval.

          (c) This Agreement may be terminated at any time without the payment of any penalty by either party upon not less than 60 days' written notice to the other party. Upon the effective termination date, the Servicing Agent shall make


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available to the Company or its designated record keeping successor all of the records of the Company maintained under this Agreement then in the Servicing Agent's possession.

         (d) This Agreement shall automatically terminate in the event of its assignment (as defined by the provisions of the 1940 Act) unless such assignment is approved in advance by the Board of Directors, including a majority of the directors of the Company who are not parties to this Agreement or "interested persons" of any such party (as defined in the 1940 Act).

          9. Amendments. No material amendment to this Agreement shall be effective until approved by the Servicing Agent and by a vote of the Board of Directors of the Company, including a majority of the Directors who are not parties to this Agreement or "interested persons" of any such party (as defined in the 1940 Act).

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their duly authorized officers as of the day and year first above written.


                                            FIRST AMERICAN FUNDS, INC.

                                            By /s/ Kathryn L. Stanton
                                                 Its Vice President

                                            U.S. BANK NATIONAL
                                            ASSOCIATION

                                            By /s/ Jeff Wilson
                                                Its Vice President




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              EXHIBIT A TO SHAREHOLDER ACCOUNT SERVICING AGREEMENT
                              SCHEDULE OF CHARGES

Money Market Fund Accounts

     $9 per account

Non-Money Market Fund Accounts

     $15 per account



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